05044483

SECURI[illegible] ON

Washington, D.C. 20549

RECEIVED NOV 3 0 2005 213 PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-2004 (MM/DD/YY) AND ENDING 9-30-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEPLEY & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4408 FOREST DRIVE, SUITE # 100
(No. and Street)

COLUMBIA	SOUTH CAROLINA	29206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINCH, HAMILTON & CO., LLC
(Name – *if individual, state last, first, middle name*)

P.O. BOX 11674	COLUMBIA	SOUTH CAROLINA	29211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 2 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEPLEY & CO., INCORPORATED, as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECIAL REPORT

KEPLEY & CO., INCORPORATED
Columbia, South Carolina

September 30, 2005

CONTENTS

AUDITED FINANCIAL STATEMENTS

FINCH HAMILTON & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 11674
COLUMBIA, SOUTH CAROLINA 29211

MEMBERS
AMERICAN INSTITUTE OF CPA'S
S.C. ASSOCIATION OF CPA'S
PRIVATE COMPANIES PRACTICE SECTION

SUITE 208
2611 FOREST DRIVE

TELEPHONE
(803) 799-1244
FAX
(803) 256-1021

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder
Kepley & Co., Incorporated
Columbia, South Carolina

In planning and performing our audit of the financial statements of Kepley & Co., Incorporated (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finch, Hamilton + Co., LLC

November 17, 2005

FINCH HAMILTON & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 11674
COLUMBIA, SOUTH CAROLINA 29211

MEMBERS
AMERICAN INSTITUTE OF CPA'S
S.C. ASSOCIATION OF CPA'S
PRIVATE COMPANIES PRACTICE SECTION

SUITE 208
2611 FOREST DRIVE

TELEPHONE
(803) 799-1244
FAX
(803) 256-1021

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kepley & Co., Incorporated
Columbia, South Carolina

We have audited the accompanying statement of financial condition of Kepley & Co., Incorporated as of September 30, 2005 and the related statements of income and changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kepley & Co., Incorporated as of September 30, 2005 and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes B and D to the financial statements, the transfer of all clients from the Company and the termination of the Company's brokerage license raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 18 to 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finch, Hamilton & Co., LLC

November 17, 2005

STATEMENT OF FINANCIAL CONDITION

KEPLEY & CO., INCORPORATED

September 30, 2005

ASSETS

Current Assets		
Cash	$	76,560
Deferred tax asset		10,265
Due from stockholder		8,650
Intangible asset, less accumulated amortization –Note E		6,400
TOTAL CURRENT ASSETS	$	101,875
Furniture and Fixtures		12,232
Less accumulated depreciation		582
		11,650
	$	113,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses	$	223
Other payables		2,514
TOTAL CURRENT LIABILITIES		2,737
Stockholder's Equity		
Common stock par value $1 a share		
Authorized 500,000 shares		
Issued and outstanding, 85,372		85,372
Additional paid-in capital		54,315
Retained earnings, from June 1, 2005		(28,899)
		110,788
	$	113,525

See notes to financial statements.

STATEMENT OF INCOME

KEPLEY & CO., INCORPORATED

Year Ended September 30, 2005

Revenue	
Net commissions	$ 155,852
Interest	59
Other	3,016
	158,927
Costs and expenses	
General and administrative	279,212
Interest	778
Depreciation	1,962
Amortization	12,800
Pension costs	739
	295,491
LOSS BEFORE INCOME TAXES	(136,564)
Recoverable income taxes	10,265
NET LOSS PRIOR TO PUSH DOWN ADJUSTMENTS	(126,299)
Deduct net loss prior to push down –Note C	97,400
NET LOSS	$ (28,899)

SUBSEQUENT EVENT—Note D

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

KEPLEY & CO., INCORPORATED

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT SEPTEMBER 30, 2004	$ 85,372	$ 103,800	$(147,276)	$ 41,896
Conversion of subordinations	--	149,000	--	149,000
Contributed capital	--	20,000	--	20,000
Distributions	--	--	(20,100)	(20,100)
Net loss prior to push down	--	--	(97,400)	(97,400)
Push down adjustments	--	(272,800)	264,776	(8,024)
BALANCE AFTER PUSH DOWN AT MAY 31, 2005	85,372	--	--	85,372
Net loss after push down	--	--	(28,899)	(28,899)
Contributed capital	--	25,000	--	25,000
Excess of purchase price of stock over par	--	29,315	--	29,315
BALANCE AT SEPTEMBER 30, 2005	$ 85,372	$ 54,315	$ (28,899)	$ 110,788

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

KEPLEY & CO., INCORPORATED

Liabilities subordinated to claims of general creditors - September 30, 2004	$ 149,000
Decrease during the year ended September 30, 2005	(149,000)
Liabilities subordinated to claims of general creditors - September 30, 2005	$ --

See notes to financial statements.

STATEMENT OF CASH FLOWS

KEPLEY & CO., INCORPORATED

Year Ended September 30, 2005

Cash in-flows (out-flows) from operating activities		
Net commissions	$	30,378
Interest income		11
Other income		808
General and administrative expenses		(52,339)
Interest expense		--
Pension costs		(226)
NET CASH USED BY OPERATING ACTIVITIES		(21,368)
Cash in-flows (out-flows) from financing activities		
Advances to stockholders		(8,650)
Contributed capital		25,000
NET CASH PROVIDED BY FINANCIAL ACTIVITIES		16,350
NET DECREASE IN CASH		(5,018)
Add increase in cash prior to push down—Note C		36,519
Cash at beginning of year		45,049
CASH AT END OF YEAR	$	76,550

RECONCILIATION OF NET LOSS TO NET CASH USED
BY OPERATING ACTIVITIES--Note F

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

KEPLEY & CO., INCORPORATED

September 30, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by Kepley & Co., Incorporated (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

The Company was incorporated on August 4, 1987 under the laws of the State of South Carolina. Subsequent to that date, the Company applied for and received approval for membership with the Washington, D.C. office of the Member Firm Section, National Association of Securities Dealers, Inc. (NASD) and as a Broker/Dealer with the NASD, Inc. in Atlanta, Georgia. The Securities and Exchange Commission has similarly approved the Company as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act

On May 31,2005, Anderson & Strudwick Investment Corporation acquired all of the Company's outstanding stock. In connection with this acquisition, the accounts of the Company have been adjusted using the push down basis of accounting to recognize the allocation of the consideration paid for the common stock to the respective net assets acquired (also see Note C)

Industry

As an approved Broker/Dealer/RIA, the Company earns commission and fee revenue by introducing securities transactions which are cleared on a fully-disclosed basis through Pershing, LLC. As consideration for this service, the Company pays a portion of its commissions and fees earned to the clearing broker. The Company also earns commissions and fees directly from other sources. The Company is economically dependent upon its agreement with Pershing LLC.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Furniture and Fixtures

Furniture and fixtures are maintained on the basis of cost less accumulated depreciation. Depreciation is computed on an accelerated basis for financial accounting reporting and tax purposes over the estimated lives of the assets - primarily 5-7 years.

The cost of maintenance and repairs is charged to operations in the year incurred. Costs of additions and major improvements are capitalized. The costs of assets retired or otherwise disposed and the related accumulated depreciation are eliminated from the accounts.

In accordance with the push down method of accounting, the furnitures and fixtures have been adjusted to correspond to the cost of the acquisition.

Cash

For purposes of financial statements the Company considers all highly liquid debt instrument (cash equivalents) with in original maturity of three months or less to be cash.

Net Capital

In accordance with the Securities and Exchange Commission Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined by the Rule. Currently, the required minimum net capital is $50,000. For the year ended September 30, 2005 the actual net capital, as defined by the Rule, is $73,823.

Use of Estimates

The Company uses estimates and assumptions in preparing its financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE B – ACQUISITION BY ANDERSON & STRUDWICK INVESTMENT CORPORATION

On May 31,2005, Anderson & Strudwick Investment Corporation acquired all of the Company's outstanding stock. The acquisition was for the primary purpose of obtaining an office location in Columbia, SC. On August 1, 2005, all of the clients, the respective accounts related to client trading, and the employees of Kepley & Co., Incorporated were transferred to Anderson & Strudwick Investment Corporation.

NOTE C – APPLCATION OF PUSH DOWN BASIS OF ACCOUNTING

The Company has elected to apply push down accounting for the acquisition of its stock. The push down basis of accounting is similar to accounting for a new entity and thus requires that a purchase price allocation be made on the acquired subsidiary's financial statements.

The cost of the acquisition of Kepley & Co., Incorporated's stock was $114,687, which was $2,768 less than theCompany's net assets on May 31, 2005. In accordance with the push down basis of accounting, the Company's net assets were adjusted to their fair values as of the date of acquisition, which resulted in net furniture and fixtures being increased by $4,859 to $15,000 and subsequently reduced by the excess of the fair value of the net assets over the acquisition cost. The net adjustment to fixed assets was an increase of $2,091.

Also, in accordance with the push down basis of accounting, the Company's retained earnings were adjusted to zero at the acquisition. The income statement reflects the activity for the entire year, but deducts the loss prior to the push down date in order to conform with the accounting for a new retained earnings at the date of acquisition.

The statement of cash flows for the year ended September 30, 2005 identifies the gross cash activities from the period of acquisition, June 1, 2005 to September 30, 2005. The cash activity from October 1, 2004 to May 31, 2005 is shown as a net increase in cash prior to the push down.

NOTE D – SUBSEQUENT EVENT

In November 2005, the Company submitted a withdrawal request of their brokerage license.

NOTE E – INTANGIBLE ASSET

In connection with the purchase of the stock of the Company, Anderson & Strudwick entered into a favorable lease agreement which allows for nonpayment of rent until the earlier of two years from April 1, 2005 or the profitable operation of the Company for two consecutive quarters. The market value of the rent is determined to be $3200 per month for a minimal beneficial period of six months for a total intangible asset of $19,200. The asset is being amortized at $3200 over a six month period.

NOTE F - RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES

	Year Ended September 30, 2005
Net loss	$ (28,899)
Adjustments to reconcile net loss to net cash used by operating activities	
Amortization	12,800
Depreciation	582
	(15,517)
Changes in operating assets and liabilities --Increase (decrease) in cash flows	
Commissions receivable	21,407
Prepaid insurance	460
Deferred tax asset	(10,265)
Commissions payable	(20,048)
Accrued expenses	81
Other payables	2,514
	(5,851)
NET CASH USED BY OPERATING ACTIVITIES	$ (21,368)

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION

SCHEDULE OF NET CAPITAL IN ACCORDANCE WITH SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

KEPLEY & CO., INCORPORATED

September 30, 2005

Equity		
Total ownership equity		$ 110,788
	QUALIFIED EQUITY	110,788
Less nonallowable assets		(36,965)
	NET CAPITAL	$ 73,823

Net capital as originally filed	$ 80,773
Adjustments to reconcile net capital as originally filed to net capital	
Total ownership equity – increase(decrease)	(14,100)
Nonallowable assets – (increase) decrease	5,435
Other – Money Market –(increase) decrease	1,715
	$ 73,823

See accountants' report.

SUPPLEMENTAL INFORMATION--CONTINUED

RECONCILIATION OF OWNERSHIP EQUITY TO NET CAPITAL

KEPLEY & CO., INCORPORATED

September 30, 2005

Total ownership equity	$ 110,788
Less nonallowable assets	
Deferred tax asset	(10,265)
Intangible asset, net	(6,400)
Furniture and fixtures, net	(11,650)
Due from stockholder	(8,650)
NET CAPITAL	$ 73,823

See accountants' report.

SUPPLEMENTAL INFORMATION--CONTINUED

TEN YEAR SUMMARY

Year Ended September 30,

	2005	2004	2003	2002	2001
OPERATIONS					
Net commissions and fees	$ 29,838	$ 203,027	$ 175,211	$ 225,094	$ 301,990
Costs and expenses	69,002	285,040	277,526	310,781	409,559
	(39,164)	(82,013)	(102,315)	(85,687)	(107,569)
Provision for (recoverable) income taxes	(10,265)	--	--	(1,350)	(6,495)
Net income (loss)	$ (28,899)	(82,013)	$ (102,315)	$ (84,337)	$ (101,074)
OTHER INFORMATION					
Net income (loss) per common share	$ (.34)	$ (.96)	$ (1.20)	$ (.99)	$ (1.18)
Percent of income (loss) before income taxes to sales	(131.3)%	(40.4)%	(58.4)%	(38.07)%	(35.62)%
Stockholder's equity	$ 110,788	$ 41,896	$ 103,909	$ 206,223	$ 223,560
Stockholder's equity per common share	$ 1.30	$ .49	$ 1.22	$ 2.42	$ 2.62
Ending number of shares outstanding	85,372	85,372	85,372	85,372	85,372

See accountants' report.

	2000	1999	1998	1997	1996	1995
	$ 579,880	$ 679,067	$ 541,677	$ 469,261	$ 467,494	$ 448,503
	588,352	635,787	499,682	443,673	435,045	429,746
	(8,472)	43,280	41,995	25,588	32,449	18,757
	(450)	7,715	8,448	4,950	6,500	3,950
	$ (8,022)	$ 35,565	$ 33,547	$ 20,638	$ 25,949	$ 14,807
	$ (.96)	$ .42	$ .39	$ .24	$ .30	$ .18
	(4.74%)	6.37%	7.75%	5.45%	6.94%.	4.2%
	$ 41,896	$ 315,856	$ 280,291	$ 246,744	$ 226,106	$ 200,157
	$ .49	$ 3.70	$ 3.28	$ 2.89	$ 2.65	$ 2.35
	85,372	85,372	85,372	85,372	85,372	85,372